May 20, 2025

Ronald South
Senior Vice President, Chief Financial Officer
Henry Schein Inc.
135 Duryea Road
Melville NY 11747

        Re: Henry Schein Inc.
            Form 10-K for Fiscal Year Ended December 28, 2024
            File No. 000-27078
Dear Ronald South:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 28, 2024
Notes to Consolidated Financial Statements
Note 4 - Segment and Geographic Data, page 93

1. Please disclose significant segment expenses and other segment items pursuant to
       ASC 280-10-50-26A and 280-10-50-26B.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 May 20, 2025
Page 2

       Please contact Patrick Kuhn at 202-551-3308 or Stephen Kim at 202-551-3291 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services